September 11, 2007

VIA FACSIMILE (202-772-9210) AND VIA EDGAR

United States Securities and Exchange Commission

100 F St. N.E.

Mail Stop 4561

Washington, DC   20549

Attn: Cicely LaMothe, Branch Chief

Subject:

Intelligentias, Inc.

Form 10-KSB for the year ended 12/31/2006

Filed on 4/13/2007

File No. 333-124460

Dear Ms Cicely LaMothe:

This will respond to the staff’s letter dated July 26, 2007 to the undersigned. On behalf of the Company, we have provided below the Company’s responses to the staff’s comments numbered in the order in which the comments were provided.

1. FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 4 – Intangible Assets

Comment 1:

Please advise us your basis for aggregating all the Systeam intangible assets acquired as intellectual property instead of by each major intangible asset class (i.e. patents, trademarks, source codes, etc.) as described in the first paragraph of your MD&A.  Reference is made to SFAS 142.

Response:

In December 2006, we acquired the software and related intellectual property from Systeam USA.  At the time we filed our 10-K for the year ended December 31, 2006, this was the only asset we planned to acquire.   In accordance with FASB 142, we allocated the entire purchase price to the software and the related IP.   It soon became apparent that our customers were not comfortable buying product from us unless we owned the operating business.   Thus, in June 07, we acquired the operating business of Systeam Italy.  Systeam Italy, a wholly owned subsidiary of Systeam US, had developed the software before transferring it to its parent. We are now in the process of allocating the combined purchase price of all of the intangible assets acquired in accordance with FASB 142.   We anticipate this process will be completed before the end of 2007 and the final allocation will be included in our December 31, 2007 Form 10-K.

Intelligentias, Inc.

303 Twin Dolphin Drive - Suite 600 - Redwood City - CA - 94065

Phone: (650) 632-4526

SEC

Cicely LaMothe

September 11, 2007

2. Certifications

Comment 2:

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response:

We hereby confirm that the officers signed the certifications in a personal capacity and we will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.

We further acknowledge that:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Intelligentias, Inc.

/s/ Ian Rice

Chairman and CEO

Copy to Mr. Wilson K. Lee, Staff Accountant

              Division of Corporation Finance